[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

December 14, 2017

Christina DiAngelo Fettig Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:Great Elm Capital Corp.

Registration Statement on Form N-2

File Number 333-221882

Dear Ms. DiAngelo Fettig:

We are in receipt of oral comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided by you on December 11, 2017 to Kenneth E. Burdon of Skadden, Arps, Slate, Meagher & Flom LLP regarding Great Elm Capital Corp.'s (the "Company") Registration Statement on Form N-2 filed on December 1, 2017 (the "Registration Statement") and the Company's most recently filed Form 10-Q.

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company's Registration Statement discussed below.  These changes are reflected in Pre-Effective Amendment No. 1 to the Company's Registration Statement being filed on or about the date hereof.  The Company has summarized the Staff comments, to the best of its understanding, in bold below, followed by the Company's corresponding response to each comment. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

Christina DiAngelo Fettig

Securities and Exchange Commission

December 14, 2017

Comments and Responses

1.	Please confirm that the Company performs the significant subsidiary test on a quarterly basis.

The Company confirms that it performs the significant subsidiary test as set forth in Item 1-02(w) of Regulation S-X.

2.

Please confirm that any amounts "Due to Affiliates" or "Due from Affiliates" listed  in the Company's Consolidated Statement of Assets and Liabilities, other than deferred incentive fees and items reimbursable from the selling stockholders, are cash-settled on a quarterly basis.

The Company confirms that amounts incurred in the ordinary course and included in "Due to Affiliates" or "Due from Affiliates" listed  in the Company's Consolidated Statement of Assets and Liabilities, are cash-settled on a quarterly basis.  Deferred incentive fees and items reimbursable from the selling stockholders as described in the Company's common stock resale registration statement (File No. 333-217222) may be outstanding for a longer time period.

3.	In future financial statement filings, when PIK income is a material portion of the Company's income, please include a separate line item in the Company's Statement of Operations for PIK income.

The Company will include such disclosure in future filings of the Company's financial statements in accordance with Item 6-07 of Regulation S-X.

4.

With respect to the Company's investment in Avanti, as listed in the Company's Consolidated Schedule of Investments, in future filings please revise the disclosure to reflect the actual rate of interest paid in kind for the period ending on the applicable date.

The Company will include such disclosure in future filings of the Company's financial statements.

5.

The Staff references Footnote 1 to the Company's Consolidated Schedule of Investments. Please indicate whether any of the scheduled investments is restricted. If any scheduled investment is restricted, please confirm that the disclosure will be updated accordingly.

Certain of the Company's investments are restricted.  The Company will include such disclosure in future filings of the Company's financial statements, as necessary to conform to the guidance in Item 12-12 of Regulation S-X.

Christina DiAngelo Fettig

Securities and Exchange Commission

December 14, 2017

6.	The Staff references Note 5-Debt of the financial statement notes in the Company's quarterly report on Form 10-Q. Please disclose the accounting treatment of the offering costs for debt offerings.

The Company will disclose the accounting treatment of offering costs for debt offerings in future filings of the Company's financial statements.

7.

The Staff references Note 6-Commitments and Contingencies of the financial statement notes in the Company's quarterly report on Form 10-Q. The Company states that it had no unrealized gains or losses on its commitments as of September 30, 2017. In the Consolidated Schedule of Investments, the Staff notes a small amount of unrealized loss. Please explain this discrepancy.

The Company confirms the accuracy of the disclosure.  Furthermore, the Company respectfully notes that all unfunded commitments have a cost and fair value that are identical, and consequently no unrealized gains or losses. The Company notes that the referenced "discrepancy" is the result of one investment having a negative basis, which occurred because the Company was paid to take on an unfunded commitment and, accordingly, the cost basis was negative.

8.

The Staff notes that the Company lists "Ratio of total expenses to average net assets before waiver" and "Ratio of total expenses to average next assets after waiver" as separate line items in the Financial Highlights. Please explain any discrepancy between these line items and the related disclosure in the Consolidated Statement of Operations.

The Company respectfully directs the Staff to the line item "Accrued administration fee waiver" on the Statement of Operations which reconciles the referenced discrepancy.

9.

The Staff references Note 11-Affiliated Investments of the financial statement notes in the Company's quarterly report on Form 10-Q. In future financial statement filings, please disclose the number of shares, principal amount of bonds, notes and other indebtedness held at close of period.

The Company will include such disclosure in future filings of the Company's financial statements to conform to the guidance in Item 12-14 of Regulation S-X.

10.

The Staff references Note 11-Affiliated Investments in the financial statement notes in the Company's quarterly report on Form 10-Q. Please explain any discrepancy between the total amounts listed in Note 11 and the related amounts listed on the Company's Consolidated Statement of Operations and Consolidated Statement of Assets and Liabilities.

The Company will remove the incremental column related to Other Income in the Item 12-14 Schedule so that the amounts listed in this column agree with the correlative

Christina DiAngelo Fettig

Securities and Exchange Commission

December 14, 2017

amount shown on the related statement of operations in future Form  filings of the Company's financial statements.

11.	Page 1 of the Registration Statement contains statements regarding the current holdings of the Company. Please confirm that this disclosure is accurate or revise accordingly.

The Company has revised its disclosure regarding the current holdings of the Company.

12.

Please disclose how many shares have been sold under the resale registration statement. Additionally, please disclose how many shares have been sold under the resale registration statement by the officers and directors of the Company and by the officers and directors of MAST funds during the period from August 31, 2017 to November 30, 2017.

None of the officers or directors of the Company has made any sales pursuant to the registration statement. The Company has added disclosure based on filings by MAST Capital Management under Section 16 of the Exchange Act.

13.

Will the Company use any proceeds of the offering to fund distributions to shareholders or interest payments to bond holders? If so, please revise the disclosure in "Use of Proceeds" in the Registration Statement to reflect such use of proceeds.

The Company does not intend to use any of the proceeds of the offering to fund any distributions to shareholders or any interest payments to bond holders.

14.	Please complete the capitalization table in the Registration Statement with the information required in column 3.

The Company has completed the capitalization table.

* * *

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (617) 573-4836 or Michael Hoffman at (212) 735-3406.

Very truly yours,

/s/ Kenneth E. Burdon

Kenneth E. Burdon